July 19, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:SecureTech Innovations, Inc.

Registration Statement on Form S-1, File No. 333-255313

Request for Withdrawal

Ladies and Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (“Securities Act”), SecureTech Innovations, Inc. (“Company”) hereby respectfully requests that the Securities and Exchange Commission (“Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-255313), together with all exhibits thereto, initially filed on April 16, 2021 (collectively, “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because it has determined not to register the resale of such securities at this time.  The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact me at (651) 317-8990.

Very truly yours, SECURETECH INNOVATIONS, INC. /s/ Kao Lee
Kao Lee President and Chief Executive Officer